SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2019

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

NOTICE TO THE MARKET

São Paulo, March 8, 2019: Braskem S.A. (“Braskem” or the “Company”) (B3: BRKM3, BRKM5 and BRKM6; NYSE: BAK; LATIBEX: XBRK), following-up to the notices to the market dated May 1, 2018, May 21, 2018 and November 9, 2018, informs that the New York Stock Exchange (the “NYSE”) granted the Company an additional extension until May 16, 2019 to file its annual report on Form 20-F for the year ended December 31, 2017 (“2017 Form 20-F”) with the U.S. Securities and Exchange Commission (“SEC”), which extension is subject to reassessment on an ongoing basis.

On November 9, 2018, Braskem filed a notice to the market informing that it had not been in a position to file its 2017 Form 20-F by November 16, 2018, as it was in the process of conducting additional procedures and analyses on our internal processes and controls and that the New York Stock Exchange (the “NYSE”) granted us an extension until March 15, 2019 to file the 2017 Form 20-F with the SEC.

The Company has not yet concluded the additional procedures and analyses on its internal processes and controls, and therefore, it will not be in a position to file its 2017 Form 20-F by March 15, 2019.

We note that, pursuant to the NYSE rules, there are no further extensions which may be granted in respect of the 2017 20-F. Accordingly, if we are unable to file the 2017 20-F by May 16, 2019, the NYSE will, on or about such date, commence delisting procedures and simultaneously halt the trading of our American Depository Shares (ADS) listed on the NYSE.

The Company will continue to endeavor all efforts to be able to comply its filing obligation. The Company, however, cannot assure that it will be able to file the 2017 Form 20-F by May 16, 2019.  The continuing delay in filing the 2017 Form 20-F and related potential delisting may have an adverse effect on the Company.

For more information, please contact Braskem's Investor Relations Department by calling +55 (11) 3576-9531 or sending an e-mail to braskem-ri@braskem.com.br.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 8, 2019
BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.